FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of March, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



STATEMENT

HSBC has confirmed it is in discussions to sell 100 per cent of its Australian asset management business, HSBC Asset Management (Australia) Limited, to Challenger Financial Services Group Limited.

Completion of the transaction is subject to agreeing final terms and to obtaining the necessary regulatory approvals.

A further announcement will be made as and when appropriate.

Notes to editors

1. HSBC Asset Management Services
HSBC Asset Management Services (AMS) is the name used to describe the core and associated specialist asset management companies of the HSBC Group. AMS companies provide investment management solutions to institutional, corporate and financial intermediary clients worldwide. Companies within AMS are HSBC Asset Management, the core global business, plus the companies dedicated to specialist areas. These include Sinopia for quantitative, structured and guaranteed investment solutions, HSBC Specialist Investments for property and infrastructure investments, HSBC Alternative Investments for single-manager alternative investment strategies, and HSBC Multimanager, offering independent fund selection and fund of fund management services. AMS companies have funds under management of US$222 billion at 31 December 2004.

2. HSBC Asset Management (Australia) Limited
HSBC Asset Management (Australia) Limited has over A$3.5 billion under management and offices in Melbourne, Sydney and Brisbane. It has been providing investment advice to clients since 1981, offering a range of products including unit trusts, wholesale funds, personal superannuation and allocated pensions.

3. The HSBC Group
The HSBC Group is one of the largest banking and financial services organisations in the world. The Group has over 9,800 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa, serves over 110 million customers and has assets of US$1,277 billion at 31 December 2004.


 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  15 March 2005